NEWS RELEASE

New York - AG	December 21, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces Closing Sale of Royalty Portfolio to Metalla

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the “Company” or “First Majestic”) is pleased to announce that it has closed its previously announced transaction to sell a portfolio of royalty interests to Metalla Royalty & Streaming Ltd. (NYSE American: MTA; TSX Venture: MTA) (“Metalla”) following the receipt of approval from the TSX Venture Exchange as well as the completion of other customary closing conditions. In consideration of the sale, First Majestic received 4,168,056 shares of Metalla at a deemed price of $4.7984 per share for an approximate value of US$20.0 million.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

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